02018833

VB 3/22/02

AB 3/13/02

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-34955

RECEIVED MAR 05 2002 PROCESSING SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
SoutheasTern Advisory Group Inc

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Twelve Piedmont Center, Suite 202, 3495 Piedmont Center NE
(No. and Street)

Atlanta | GA | 30305
(City) | (State) | (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Small | 404-237-3156
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Springer Goldman & Associates, CPA's, P.C.
(Name — *if individual, state last, first, middle name*)

472 Sessions Street, Suite 24 | Marietta | GA | 30060
(Address) | (City) | (State) | Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
P MAR 26 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

KH

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John L. Small, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Southeastern Advisory Group, as of December 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

HEATHER D LAWSON
MY COMMISSION EXPIRES
OCT 2 2005
COBB COUNTY, GEORGIA
NOTARY PUBLIC

John L Small
Signature

Sec / Treas
Title

Heather D Lawson
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditor's Report on Internal accouting structure required by SEC Rule 17a-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

SPRINGER, GOLDMAN
& ASSOCIATES, CPA'S P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Southeastern Advisory Group, Inc.
Atlanta, Georgia

We have audited the accompanying statement of financial condition of Southeastern Advisory Group, Inc. as of December 31, 2001, and the related statements of income, changes in shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Southeastern Advisory Group, Inc. as of December 31, 2000, were audited by other auditors whose report dated February 22, 2001, expresses an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Southeastern Advisory Group, Inc., as of December 31, 2001, and the results of its operations and it cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1,2,3, and 4 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statement and in our opinion, is fairly stated in all material respects in relating to the basic financial statements, taken as a whole.

Springer Goldman & Associates, CPA's P.C.
February 22, 2002

472 Sessions Street • Suite 24 • Marietta, Georgia 30060
770-499-8558 • Fax 770-425-3683
www.springergoldmancpa.com

EXHIBIT A

SOUTHEASTERN ADVISORY GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001 and 2000

ASSETS	2001	2000
Cash	$ 54,227	$ 46,232
Commissions Receivable – Custodial Accounts (Note 8)	74,371	108,933
Commissions Receivable – Non-Custodial Accounts	-	651
Prepaid Insurance	471	324
Investment	3,300	3,300
Furniture, Fixtures and Equipment less Accumulated Depreciation of $ 17,205 and 16,822	572	955
Deferred Tax Asset	6,315	-
TOTAL ASSETS	$ 139,256	$ 160,395

LIABILITIES AND SHAREHOLDERS' EQUITY	2001	2000
LIABILITIES		
Commissions and Fees Payable	$1,518	$ 343
Management Fees Payable	20,000	16,100
Income Tax Liability (Note 3)	3,015	6,054
Total Liabilities	24,533	22,497
SHAREHOLDERS' EQUITY (EXHIBIT C)		
Common Stock -$100 Par Value, 5,000 Shares Authorized, 150 Shares Issued and Outstanding	15,000	15,000
Additional Paid-in Capital	47,000	47,000
Retained Earnings	52,723	75,898
Total Shareholders' Equity	114,723	137,898
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$139,256	$ 160,395

The Accompanying Notes to the Financial Statement
are an Integral Part of These Statements

EXHIBIT B

SOUTHEASTERN ADVISORY GROUP, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2001 and 2000

	2001	2000
INCOME		
Commissions	$ 695,772	$ 1,429,950
COSTS AND EXPENSES		
Management Expense (Note 5)	510,000	1,246,100
Clearing Costs (Note 2)	39,355	54,991
Commissions	61,833	24,528
Travel and Entertainment	17,822	7,799
Officers' Salaries and Payroll Taxes	19,496	43,010
Medical Reimbursement (Note 4)	13,735	16,269
Registrations and Licenses	8,222	2,375
Depreciation Expense	383	638
Miscellaneous Operating Expenses	52,953	32,874
Total Costs and Expenses	723,799	1,428,584
(Loss)Income from Operations	(28,027)	1,366
OTHER INCOME		
Interest	2,248	8,028
INCOME BEFORE PROVISION FOR INCOME TAXES	(25,779)	9,394
Provision for Income Taxes (Note 3)	(2,627)	3,306
NET (LOSS)INCOME	$(23,152)	$ 6,088

The Accompanying Notes to the Financial Statements
are an Integral Part of These Statements

EXHIBIT C

SOUTHEASTERN ADVISORY GROUP, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

	Common Shares	Stock Amount	Paid-In Capital	Retained Earnings	Shareholders' Equity
BALANCE – December 31, 2000	150	$ 15,000	$ 47,000	$ 75,875	$ 137,898
NET INCOME (Exhibit B)				(23,152)	
BALANCE – December 31, 2001	150	$ 15,000	$ 47,000	$52,723	$ 114,723

The Accompanying Notes to the Financial Statements
are an Integral Part of These Statements

EXHIBIT D

SOUTHEASTERN ADVISORY GROUP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001 and 2000

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES		
Cash Received From Clients	$ 730,334	1,524,584
Cash Paid for Costs and Expenses	(724,587)	(1,516,707)
Interest Income	2,248	8,028
NET CASH UTILIZED BY OPERATING ACTIVITIES	7,995	15,905
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of Fixed Assets	0	0
Purchase of Investment in NASD	(0)	(3,300)
NET CASH UTILIZED IN INVESTING ACTIVITIES	(0)	(3,300)
NET INCREASE IN CASH	7,995	12,605
CASH AT BEGINNING OF YEAR	46,232	33,627
CASH AT END OF YEAR (EXHIBIT A)	$ 54,227	$ 46,232
RECONCILIATION OF NET INCOME TO NET CASH UTILIZED BY OPERATING ACTIVITIES		
Net Income (Exhibit C)	$ (23,152)	$ 6,088
Adjustments to Reconcile Net Income (Loss) to Net Cash Flows Utilized by Operating Activities:		
Depreciation	383	638
Decrease in Commission Receivable	35,213	94,634
Increase in Other Investments	-	3,300
Decrease in Prepaid Insurance	(147)	17
Decrease in Commission and Fees Payable	5,076	(79,186)
Decrease in Tax Liability	(353)	(1,198)
Decrease in Deferred Tax Liability	(9,025)	(4,984)
Decrease in Payroll Tax Liability	-	(104)
NET CASH UTILIZED BY OPERATING ACTIVITIES	$ 7,995	$ 12,605

SUPPLEMENTAL DATA

	2001	2000
Interest Paid	$ 00	$ 00
Income Taxes Paid	$ 2,968	$ 4,576

The Accompanying Notes to the Financial Statements
are an Integral Part of These Statements

SOUTHEASTERN ADVISORY GROUP, INC.
NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. The Company was formed October 11, 1985, primarily for the purpose of qualifying and operating as a broker-dealer of securities. The Company is registered with the Securities and Exchange Commission, The National Association of Securities Dealers, and the Georgia, Alabama, Tennessee, North Carolina, South Carolina and Florida Securities Commissions. Pursuant to the registration, the Company must maintain a minimum net capital requirement of $5,000 and is not authorized to hold securities or funds for customers. Southeastern Advisory Group, Inc. clears all transactions with and for customers on a fully disclosed basis with a clearing member, which carries all customer accounts and maintains and preserves all books and records pertaining thereto (see Note 2.)

B. The Company files income tax returns on the cash basis and the financial statements are prepared on the accrual basis of accounting.

C. Property is recorded at cost and is depreciated over a five year estimated useful life using the straight-line method. Maintenance and repairs are charged to income, and renewals and betterments are capitalized.

D. Commission income and the related expense is recorded on a settlement date basis.

E. For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

2. CLEARING BROKER-DEALER AGREEMENT

On September 9, 1986, the Company entered into an agreement with Wilshire Associates, an independent broker-dealer, to provide clearing, execution, and data processing services. The initial term of the agreement was two years; thereafter, the agreement operates on a continuous quarterly basis until terminated in writing by either the Company or the clearing broker-dealer. Clearing charges of 25% of commissions earned are withheld from the monthly remittance. Wilshire Associates is responsible for all clearing transactions and maintenance of customer accounts for the company.

3. INCOME TAX LIABILITY

The income tax liability as of December 31, 2001, is as follows:

Current Taxes Payable	$ 3,015
Total Income Tax Liability	$ 3,015

The components of income tax expense as of December 31, 2001, are as follows:

Current	$ 6,396
Deferred	(9,023)
Total Income Tax Expense	$ (2,627)

4. MEDICAL REIMBURSEMENT PLAN

In 1986, the Company established a medical and dental reimbursement plan for its Officers. In 2001, the Company paid $ 13,735 under this agreement.

5. COMMITMENTS

On March 12, 1987, the Company entered into an agreement with an affiliated company (the "affiliate"), 100% of which is owned by the Companys' shareholders. According to the terms of the agreement, the affiliate will pay a portion of the company's overhead expenses, including rent, copy and telephone. The Company will be assessed on a monthly basis for its share of these costs, provided that such assessment does not reduce the Company's net capital below 120% of its minimum requirements under SEC Rule 15c3-1. The Company may repay the affiliate or make payments directly to the creditor, at its sole discretion. During the year ending December 31, 2001, the affiliated incurred $ 510,000 under the terms of this agreement.

6. RETIREMENT PLAN

In December 1992, the Company adopted a qualified retirement plan, a Simplified Employee Pension (SEP) Plan for the benefit of its employees. There was no SEP contributions accrued for the year ended December 31, 2001.

7. CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do no fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

8. NON-CUSTODIAL COMMISSION RECEIVABLES

Based on regulations provided by the NASD, any receivables from Individual Retirement Accounts and Mutual Funds are classified as "non-allowable" assets in computing net capital. At December 31, 2001, $4,343 were receivables from mutual funds, and thus, shown separately from non-custodial accounts on the balance sheet.

9. The 2000 audit for the company was performed by Springer & Associates, CPA's and all figures representing the year 2000 were obtained from that audit.

SCHEDULE 1

SOUTHEASTERN ADVISORY GROUP, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
(Pursuant to rule 15c3-1 of the
Securities Exchange Act of 1934)
DECEMBER 31, 2001

TOTAL SHAREHOLDERS' EQUITY FROM STATEMENT OF FINANCIAL CONDITION	$ 114,723
LESS NON-ALLOWABLE ASSETS	
Other Assets	4,343
Less Haircut on Other Securities - Money Market ($53,303 X 2%)	1,066
NET CAPITAL	$ 109,314

SCHEDULE 2

SOUTHEASTERN ADVISORY GROUP, INC.
RECONCILATION OF NET CAPITAL COMPUTATION
(Pursuant to rule 17a-5 (d) (4) of the
Securities Exchange Act of 1934)
DECEMBER 31, 2001

	Reported in Unaudited Part II A Focus Report	Difference	Reported in Audited Financial Statement
TOTAL SHAREHOLDERS' EQUITY FROM STATEMENT OF FINANCIAL CONDITION	$ 108.556	$ 6,167	$ 114,723
Less Non-Allowable Assets	4,579	(236)	4,343
Less Haircuts	1,066	0	1,066
NET CAPITAL	$ 102,911	$ 6,401	$ 109,312

DIFFERENCE BETWEEN UNAUDITED AND AUDITED STATEMENTS

Increase in Prepaid Insurance	$ 147
Decrease in Property	(383)
Decrease in Deferred Taxes Payable	3,926
Decrease in Cash	(150)
Decrease in Taxes Payable	2,627
NET INCREASE (DECREASE) IN SHAREHOLDERS' EQUITY	$ 6,167

SCHEDULE 3

SOUTHEASTERN ADVISORY GROUP, INC.
COMPUTATION OF AGGREGATE INDEBTEDNESS
AND BASIC CAPITAL NET REQUIREMENT
(Pursuant to rule 15c3-1 of the
Securities Exchange Act of 1934)
DECEMBER 31, 2001

AGGREGATE INDEBTEDNESS	
Commissions and Fees Payable	$ 1,518
Income Tax Liability	3,015
TOTAL AGGREGATE INDEBTNESS	$ 4,533
RATIO – Aggregate Indebtedness To Net Capital	.0415 to 1
BASIS NET CAPITAL REQUIREMENT	
Net Capital (Schedule 1)	$ 109,312
Minimum Net Capital Requirement	5,000
EXCESS NET CAPITAL	$ 104,312

SOUTHEASTERN ADVISORY GROUP, INC.
STATEMENTS OF EXEMPTION FROM COMPLIANCE
WITH RULE 15c3-3 AND STATEMENTS
OF SUBORDINATED LIABILITIES
DECEMBER 31, 2001

The Company is exempt from compliance with rule 15c3-3. All transactions with and for customers are cleared on a fully disclosed basis with a clearing member, which carries all customer accounts and maintains and preserves all books and records pertaining thereto. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities. The Company was in compliance with the conditions of the exemption during the year ended December 31, 2001.

The Company had no liabilities subordinated to the claims of creditors as of December 31, 2001.

SPRINGER, GOLDMAN
& ASSOCIATES, CPA'S P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE

To the Board of Directors
Southeastern Advisory Group, Inc.
Atlanta, Georgia

In planning and performing our audit of the financial statements of Southeastern Advisory Group, Inc. for the year ended December 31, 2001, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computation of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provision of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of difference required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customers' securities. The company was in compliance with the condition of the exemption and no facts came to our attention indicating that such condition had not been complied with during the year ended December 31, 2001.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statement in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation my deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors of irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned function. However, we noted the following matter involving the control procedures and their operation that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Southeastern Advisory Group, Inc. for the year ended December 31, 2001, and this report does not affect our report thereon dated .

472 Sessions Street • Suite 24 • Marietta, Georgia 30060
770-499-8558 • Fax 770-425-3683
www.springergoldmancpa.com

There is an inherent, inadequate segregation of duties, due to the small nature of the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do no accomplish such objectives in all material respects indicated a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company" practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Springer Goldman & Associated, CPA's P.C.
February 22, 2002